Exhibit 99.2

CL Realty, L.L.C.

(A Limited Liability Company)

Consolidated Financial Statements as of December 31,

2011 and 2010 and for the Years Ended

December 31, 2011, 2010 and 2009, and Independent

Auditors’ Report

CL REALTY, L.L.C.

(A Limited Liability Company)

INDEPENDENT AUDITORS’ REPORT

To CL Realty, L.L.C.:

We have audited the accompanying consolidated balance sheet of CL Realty, L.L.C. (a limited liability company) (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas

March 7, 2012

CL REALTY, L.L.C.

(A Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(In thousands)

		(Unaudited)
	2011	2010

ASSETS

ASSETS HELD FOR SALE	$43,467	$—

CASH	57	978

REAL ESTATE	7,546	60,297

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	—	25,139

RECEIVABLES	22	85

OTHER ASSETS	4	158

TOTAL ASSETS	$51,096	$86,657

LIABILITIES AND MEMBERS’ EQUITY

NOTES PAYABLE	$—	$2,663

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	492	1,460

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	1,996	—

Total Liabilities	2,488	4,123

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY:
Cousins Real Estate Corporation	24,304	41,267
Forestar (USA) Real Estate Group, Inc.	24,304	41,267

Total Members’ Equity	48,608	82,534

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$51,096	$86,657

Please read the notes to consolidated financial statements.

CL REALTY, L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(In thousands)

		(Unaudited)	(Unaudited)
	2011	2010	2009

REVENUES:
Residential lot sales	$5,349	$3,397	$570
Land tract sales	—	20,373	735
Mineral Resources	3,764	4,795	627
Other income	28	98	828

Total revenues	9,141	28,663	2,760

EXPENSES:
Residential lot cost of sales	4,467	2,989	484
Land tract cost of sales	—	18,439	196
Cost of mineral resources	519	510	27
General and administrative expenses	167	149	200
Lot and land carrying costs	2,519	3,277	2,317
Interest and other expenses	186	316	376
Non-cash impairment charges – real estate	21,960	4,458	3,300

Total expenses	29,818	30,138	6,900

LOSS FROM CONTINUING OPERATIONS BEFORE UNCONSOLIDATED JOINT VENTURES	(20,677)	(1,475)	(4,140)

INCOME (LOSS) FROM UNCONSOLIDATED JOINT VENTURES:
Equity in net income from unconsolidated joint ventures	1,635	1,703	878
Non-cash impairment charges on investment in unconsolidated joint ventures	(3,790)	—	(5,238)

Total income (loss) from unconsolidated joint ventures	(2,155)	1,703	(4,360)

NET INCOME (LOSS)	$(22,832)	$228	$(8,500)

Please read the notes to consolidated financial statements.

CL REALTY, L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(In thousands)

	Cousins Real Estate Corporation	Forestar (USA) Real Estate Group, Inc.	Total
BALANCE — December 31, 2008 (Unaudited)	$59,022	$59,022	$118,044

Contributions	1,260	1,260	2,520

Distributions	(1,440)	(1,440)	(2,880)

Net loss	(4,250)	(4,250)	(8,500)

BALANCE — December 31, 2009 (Unaudited)	$54,592	$54,592	$109,184

Contributions	510	510	1,020

Distributions	(13,949)	(13,949)	(27,898)

Net income	114	114	228

BALANCE — December 31, 2010 (Unaudited)	$41,267	$41,267	$82,534

Contributions	1,044	1,044	2,088

Distributions	(6,591)	(6,591)	(13,182)

Net loss	(11,416)	(11,416)	(22,832)

BALANCE — December 31, 2011	$24,304	$24,304	$48,608

Please read the notes to consolidated financial statements.

CL REALTY, L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands)

		(Unaudited)	(Unaudited)
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(22,832)	$228	$(8,500)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred financing fees	18	28	70
Residential lot and land tract cost of sales	4,380	20,884	633
Non-cash impairment charges on real estate	21,960	4,458	3,300
Non-cash impairment charges on investment in unconsolidated joint ventures	3,790	—	5,238
Income from unconsolidated joint ventures	(1,635)	(1,703)	(878)
Operating distributions from unconsolidated joint ventures	5,394	4,335	342
Other	(741)	—	—
Residential lot development reimbursement (expenditures)	(1,826)	(309)	42
Net changes in assets and liabilities:		—
Receivables and other assets	(20)	286	(45)
Accounts payable, accrued liabilities, and due to Member	33	(386)	(1,937)

Net cash provided by (used in) operating activities	8,521	27,821	(1,735)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated joint ventures	—	—	(6)
Distributions from unconsolidated joint ventures in excess of income	3,264	68	2,578

Net cash provided by investing activities	3,264	68	2,572

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions by Members	2,088	1,020	2,520
Distributions to Members	(13,182)	(27,898)	(2,880)
Proceeds from notes payable	120	200	276
Deferred financing fees	(5)	(28)	(33)
Repayments of notes payable	(1,727)	(1,105)	(1,609)

Net cash used in financing activities	(12,706)	(27,811)	(1,726)

NET INCREASE (DECREASE) IN CASH	(921)	78	(889)

CASH:
Beginning of year	978	900	1,789

End of year	$57	$978	$900

CASH PAID FOR INTEREST	$118	$184	$219

Please read the notes to consolidated financial statements.

CL REALTY, L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization — CL Realty, L.L.C. (referred to as “we”, “us” and “our”) is a limited liability company formed for the purpose of acquiring, developing, and selling real estate for residential communities. Cousins Real Estate Corporation (“CREC”) and Forestar (USA) Real Estate Group, Inc. (“Forestar,” collectively the “Members”) each have a 50% general interest in the company. Pursuant to the limited liability agreement (the “Agreement”), the Members make capital contributions to us and receive distributions from us as mutually agreed upon in accordance with each Member’s respective percentage interest. We will exist until December 31, 2052, or such prior time that we are dissolved in accordance with the Agreement. At December 31, 2011, we owned interests in 14 residential and mixed-use projects, of which 13 of these investments were classified as held for sale at year-end 2011.

We expect to generate sufficient cash flow from operations to fund our operating activities. Should we be unable to fund our operations, the Members have represented that they will provide financial support to fund the liquidity needs during 2012.

Basis of Presentation — The financial statements consolidate our accounts and those of our wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

We follow the guidelines in Accounting Standards Codification (“ASC”) 810, Consolidation, for determining the appropriate consolidation treatment of non-wholly owned entities. We adopted new guidelines effective January 1, 2010, which modify how a company determines that an entity is a variable interest entity (“VIE”) and when that entity is consolidated. These new guidelines had no effect on the financial condition, results of operations, or cash flows. We had no interests in VIEs at December 31, 2011, 2010 or 2009. A description of our investments accounted for under the equity method is included in Note 5.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, we underwrite development projects based on a variety of assumptions incorporated into our development plans, including the timing and pricing of sales and leasing and costs to complete development. Our development plans are periodically reviewed in comparison to our return projections and expectations, and we may revise our plans as business conditions warrant. If as a result of changes to our development plans the anticipated future net cash flows are reduced such that our basis in a project is not fully recoverable, we may be required to recognize a non-cash impairment charge for such project.

2.	SIGNIFICANT ACCOUNTING POLICIES

Real Estate — We carry real estate at the lower of cost or fair value less cost to sell. We generally capitalize interest costs and property taxes once development begins, and we continue to capitalize throughout the development period. We also capitalize infrastructure, improvements, amenities, and other development costs incurred during the development period. We determine the cost of real estate sold using the relative sales value method. When we sell real estate from projects that are not finished, we include in the cost of real estate sold estimates of future development costs through completion, allocated based on relative sales values. These estimates of future development costs are reevaluated at least annually, with any adjustments being allocated prospectively to the remaining units available for sale.

Impairment of Long-Lived Assets — We review long-lived assets held for use, principally real estate, for impairment when events or circumstances indicate that their carrying value may not be recoverable. Impairment exists if the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows expected from its use and eventual disposition. We determine the amount of the impairment charge by comparing the carrying value of the long-lived asset to its estimated fair value. In the absence of quoted market prices, we determine estimated fair value generally based on a discounted cash flow analysis expected from the sale of the long-lived asset.

In 2011, our loss includes non-cash impairment charges of $1,300,000 related to Stillwater Canyon, $760,000 related to River Plantation and $435,000 related to Creekside Preserve. In addition, as a result of entering into an agreement to sell certain assets in 2012, we recorded additional non-cash impairment charges of $19,465,000. Please read Note 9 for additional information.

We recorded non-cash impairment charges of $4,000,000 and $458,000 on the Padre Island and the Creekside Preserve projects, respectively, in 2010. We recorded a non-cash impairment charge of $1,700,000 on Creekside Preserve and $1,600,000 on River Plantation in 2009.

Investment in Unconsolidated Joint Ventures — Management performs an impairment analysis of its investments in joint ventures in accordance with accounting standards. In accordance with those standards, at each reporting period, management reviews its investments in joint ventures for indicators of impairment. If indicators of impairment are present for any of our investments in joint ventures, management is required to calculate the fair value of the investment. If the fair value of the investment is less than the carrying value of the investment, management must determine whether the impairment is temporary or other than temporary. If management assesses the impairment as temporary, we do not record an impairment charge. If management concludes that the impairment is other than temporary, we record an impairment charge equal to the difference between the fair value of the investment and its carrying value.

In 2011, our loss includes $3,790,000 in non-cash impairment charges associated with our investment in unconsolidated joint ventures principally due to entering into an agreement to sell these investments in 2012. Please read Note 9 for additional information. We did not record any impairment charges on our investments in joint ventures in 2010. In 2009, we determined that the fair value of our investment in CL Chatham, LLC was zero and recorded an other-than-temporary impairment charge of $5,238,000.

Income Taxes — We have elected to be treated as a partnership for income tax purposes, and taxable income or loss is reported in the income tax returns of the Members. Accordingly, these financial statements do not reflect a provision for income taxes.

Real Estate Revenues — We recognize revenue from sales of real estate when a sale is consummated, the buyer’s initial investment is adequate, any receivables are probable of collection, the usual risks and rewards of ownership have been transferred to the buyer, and we do not have significant continuing involvement with the real estate sold. If we determine that the earnings process is not complete, we defer recognition of any gain until earned.

Reclassifications — Certain reclassifications have been made to prior-year amounts in order to conform to current year presentation.

Mineral Resource Revenues — Certain of our projects are located in areas that are rich in natural resources, and we maintain two oil and gas exploration agreements related to mineral rights at our Summer Creek Ranch development. In 2011, 2010 and 2009, in accordance with the leases, we recorded mineral resource revenues, principally consisting of royalty payments, of about $3,764,000, $4,795,000 and $627,000, respectively.

Real Estate Cost of Sales — Residential lot and land tract cost of sales is generally determined as a calculated value for each lot and land tract sold. The values used are based on actual costs incurred and estimates of development costs and sales revenues at completion of each project. The values are reviewed regularly and revised periodically for changes in estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project.

Fair Value of Financial Instruments — Financial instruments for which we did not elect the fair value option include cash and cash equivalents, accounts and notes receivables, other current assets, long-term debt, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate their fair values due to their short-term nature or variable interest rates.

Non-financial assets measured at fair value on a non-recurring basis principally include real estate assets and investments in unconsolidated joint ventures which are measured for impairment. In 2011 and 2010, certain assets were remeasured and reported at fair value due to events or circumstances that indicated the carrying value may not be recoverable. We determined estimated fair value based on a discounted cash flow analysis expected from the sale of the assets. As a result, based on level 3 inputs within the fair value hierarchy which include significant unobservable inputs, we recognized non-cash impairments charges of $25,750,000 in 2011 and $4,458,000 in 2010. The carrying value of these assets subsequent to recording the non-cash impairment charges was $42,504,000 and $10,400,000 at year-end 2011 and 2010.

3.	ASSETS HELD FOR SALE

As a result of negotiating and committing in fourth quarter 2011 to a plan to sell certain assets, we entered into an agreement subsequent to year-end 2011 to sell these assets in first quarter 2012. As a result, we classified these assets as held for sale at year-end 2011. The asset group to be sold represents ten residential and mixed use projects, three investments in unconsolidated joint ventures and various other assets with a combined carrying value of about $43,467,000 and associated liabilities with a carrying value of $1,996,000. Please read Note 9 for additional information. The carrying value of the assets held for sale at year-end 2011 follows:

Real Estate	$28,178
Investment in Unconsolidated Joint Ventures	14,326
Other Assets	963

Total Assets Held for Sale	$43,467

Accounts Payable and Accrued Liabilities	$940
Notes Payable	1,056

Total Liabilities Associated with Assets Held for Sale	$1,996

4.	REAL ESTATE

The following details our consolidated residential community and land holdings as of December 31, 2011 and 2010, with lot information as of December 31, 2011 (carrying value in thousands.)

	Initial Year Acquired	Estimated Total Lots to be Developed	Lots Sold Since Inception	Remaining Lots	Carrying Value December 31,
					2011	2010
Residential Communities						(Unaudited)

Summer Creek Ranch Tarrant County Fort Worth, Texas	2003	1,274	806	468	$2,948	$5,068

Bar C Ranch Tarrant County Fort Worth, Texas	2004	1,199	279	920	1,484	7,113

Summer Lakes Fort Bend County Rosenberg, Texas	2003	1,130	405	725	4,415	7,121

Village Park Collin County McKinney, Texas	2003	571	373	198	5,506	6,407

River Plantation Manatee County Bradenton, Florida	2003	457	348	109	1,597	2,604

Stillwater Canyon Dallas County DeSoto, Texas	2003	335	225	110	938	2,325

Creekside Preserve Manatee County Bradenton, Florida	2003	301	251	50	619	2,855

Waterford Park Fort Bend County Rosenberg, Texas	2005	210	—	210	5,650	8,524

Village Park North Collin County McKinney, Texas	2005	189	73	116	1,727	2,387

Bridle Path Estates Hillsborough County Tampa, Florida	2004	87	—	87	2,683	3,016

West Park Cobb County Suburban Atlanta, Georgia	2005	84	21	63	611	5,331

		5,837	2,781	3,056	28,178	52,751

Included in Assets Held for Sale at Year-End 2011					(28,178)	—

					—	52,751
Land Holdings
Padre Island-15 acres— Cameron County Corpus Christi, Texas	2005				7,546	7,546

Total real estate					$7,546	$60,297

5.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

Information on our investments in unconsolidated joint ventures is as follows:

LM Land Holdings, LP (“LM Land”) — LM Land is a limited partnership in which we hold a 37.5% interest. The remaining 62.5% is owned by the general partner, LM Land, LLC, and several other limited partners. The purpose of the venture is to acquire, develop, and sell about 1,800 residential lots and outparcels on approximately 1,300 acres in Fort Bend County, Texas. Distributions are made to the Members as follows: first to repay certain Members’ preferred return and unreturned capital accounts, and then in proportion to their percentage interest in LM Land. During 2011, 2010 and 2009, we received distributions of about $2,197,000, $500,000 and $2,579,000, respectively, from LM Land. LM Land had a construction loan with an original principal of $8,000,000 that matured on September 8, 2009. At year-end 2011, this venture had about 937 remaining lots.

CL Ashton Woods, L.P. (“CL AW”) — CL AW is a limited partnership in which we hold an 80% interest. The remaining 20% is owned by a general partner and limited partner subsidiary of Ashton Woods Homes (“AWH”). The AWH interest carries significant participating rights, and as such, we account for its investment in CL AW under the equity method. The purpose of the venture is to acquire, develop, and sell approximately 1,000 residential lots on approximately 500 acres in Brazoria County, Texas. Distributions are to be made to the partners as follows: first in proportion to their percentage interests for preferred returns and unreturned capital accounts and then in proportion to their respective residual interests. During 2011 and 2010, we received distributions of approximately $5,117,000 and $2,499,000 million, respectively, from CL AW. CL AW had a construction line with an original principal of $13,000,000 that matured on January 31, 2009. At year-end 2011, this venture had about 539 remaining lots.

HM Stonewall Estates, Ltd. (“Stonewall”) — Stonewall is a limited partnership in which we hold a 1% general partnership interest and a 49% limited partnership interest. The remaining 50% is owned by the other general partner, HM Dominion Ridge GP, Inc., and the other limited partner, HM Stonewall Nevada, Inc. The purpose of the venture is to acquire, develop, and sell about 400 residential lots on about 350 acres in Bexar County, Texas. Distributions are to be made to the partners in proportion to their percentage interests in Stonewall. During 2011, 2010 and 2009, we received distributions of about $1,344,000, $1,404,000 and $341,000, respectively, from Stonewall. Stonewall executed a revolving line of credit note in 2011 for a principal amount of $2,500,000 that matures on February 24, 2015. As of year-end 2011, $2,058,000 was payable. Stonewall had a construction loan with an original principal of $6,000,000 that matured on May 31, 2010 and was repaid. At year-end 2011, this venture had about 108 remaining lots.

CL Chatham, LLC (“CL Chatham”) — CL Chatham is a limited liability company in which we hold a 25% interest formed to develop a residential community in Georgia called Blue Valley. The remaining 75% is owned by Liberty Grove, LLC. CL Chatham had three construction loans that matured on September 30, 2009 and were not repaid or extended. The assets of the Blue Valley project were pledged as security for the loan, and repayment of the loans, plus interest and expenses, was guaranteed by the owner of Liberty Grove, LLC. During 2009, we recorded an impairment charge of $5,238,000 that reduced our investment in CL Chatham to zero.

The following information summarizes financial data of our unconsolidated joint ventures. The information included in the Summary of Financial Position table is as of December 31, 2011 and 2010. The information included in the Summary of Operations table is for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands).

Summary of Financial Position	Total Assets	Total Debt	Total Equity	Company’s Investment
2011

LM Land	$21,314	$—	$17,668	$5,998
CLAW	16,681	—	16,413	6,090
Stonewall	6,342	2,058	4,284	2,238

Included in Assets Held for Sale at year-end 2011	—	—	—	(14,326)

	$44,337	$2,058	$38,365	$—

2010 (Unaudited)

LM Land	$16,230	$—	$15,113	$4,217
CLAW	22,251	—	22,151	18,198
Stonewall	5,412	—	5,222	2,724

	$43,893	$—	$42,486	$25,139

Summary of Operations	Total Revenues	Net Income (Loss)	Company’s Share of Net Income (Loss)
2011

LM Land	$10,699	$3,117	$710
CLAW	2,209	658	557
Stonewall	1,525	432	368

	$14,433	$4,207	$1,635

2010 (Unaudited)

LM Land	$5,382	$1,812	$433
CLAW	4,100	505	370
Stonewall	2,948	730	900

	$12,430	$3,047	$1,703

2009 (Unaudited)

LM Land	$510	$(634)	$(178)
CLAW	3,031	1,032	458
Stonewall	4,222	1,108	742
CL Chatham	—	(34,015)	(144)

	$7,763	$(32,509)	$878

6.	NOTES PAYABLE

Our debt outstanding at December 31, 2011 and 2010, was as follows (dollars in thousands):

	Rate	Maturity	2011	2010 (Unaudited)
Summer Creek Development, Ltd.	PRIME+1.5%	August 22, 2011	$—	$1,349
Waterford Park	PRIME+1.5%	November 8, 2012	1,056	1,143
McKinney Village Park, L.P.	LIBOR+2.25%	March 28, 2011	—	171
Note Payable Associated with Assets Held for Sale at Year-End 2011			(1,056)	—

			$—	$2,663

The Waterford Park note represents a residential development loan with Sovereign Bank, N.A. The loan is for a maximum of $8,200,000 for purposes of financing the acquisition, development, marketing, and sale of the project. Interest is payable monthly. The assets of the Waterford Park project, with a net book value of about $5,650,000 and $8,524,000 at December 31, 2011 and 2010, respectively, have been pledged as security for the loan. On January 31, 2012, this loan was paid in full.

At year-end 2011, we have $4,000 in unamortized deferred financing fees, which are included in other assets. Amortization of deferred fees was $18,000 in 2011, $28,000 in 2010 and $70,000 in 2009 and is included in interest expense.

7.	RELATED-PARTY TRANSACTIONS

Effective January 2011, we engaged Forestar to serve as Development Manager for all projects and as the Administrative Member. Pursuant to a development agreement for each project, Forestar was paid fees ranging from 2% to 5% of gross proceeds related to lot and tract sales and minerals revenue. In 2011, Forestar was paid an administrative fee of $8,333 per month. At year-end 2011, we had recorded $48,000 in due to Member related to fees and reimbursements.

Through 2010, we and our joint ventures engaged Forestar to serve as Development Manager for 12 projects under development and CREC to serve as Development Manager for 2 projects under development. Pursuant to a development agreement for each project, Forestar and CREC were paid fees ranging from 1% to 5% of gross lot sales proceeds. Additionally, CREC was the Administrative Member and, as such, performed certain accounting functions on our behalf, including financial statement and tax return preparation. During 2010 and 2009, CREC was paid a fee of $6,631 and $9,000 per month, respectively.

Fees to Forestar and CREC incurred by us in 2011, 2010 and 2009 are as follows (dollars in thousands):

		(Unaudited)	(Unaudited)
	2011	2010	2009

Development fees to Forestar	$467	$1,075	$12

Minerals management fees to Forestar	162	—	—
Administrative manager fee to Forestar	100	—	—
Administrative manager fee to CREC	—	80	108

	$729	$1,155	$120

Effective August 2011, we became the managing partner for CL AW and, as a result, we received $27,000 in fees related to the management of this venture.

8.	COMMITMENTS AND CONTINGENCIES

We may be party to various claims, legal actions and complaints arising in the ordinary course of business. There are currently no matters outstanding that, in the opinion of management, will have a material adverse effect on our accompanying consolidated financial statements.

9.	SUBSEQUENT EVENTS

On February 20, 2012, we, as applicable, and Cousins Real Estate Corporation, entered into a definitive agreement with Forestar to sell our entire interest in 13 residential and mixed-use real estate projects for an aggregate cash purchase price of $41,471,000. Because we classified these assets as held for sale at year-end 2011, accounting pronouncements require us to carry the assets to be sold at their estimated fair values, which represent the agreed upon sales prices. Accordingly, our 2011 year-end operating results include $23,255,000 of additional non-cash impairment charges related to entering into this agreement.

In preparing the accompanying financial statements, we have reviewed events that have occurred after year-end 2011 through the date of issuance of these financial statements, March 7, 2012.

* * * * * *